Exhibit 99.17

Joel E. Elkins (SBN 256020)

jelkins@weisslawllp.com

WEISSLAW LLP

9100 Wilshire Blvd. , #725 E.

Beverly Hills, CA 90210

Telephone: 310/208-2800

Facsimile: 310/209-2348

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

STEVEN KEARNY,	)	Case No.
)
Plaintiff,	)
)
	)	COMPLAINT FOR VIOLATIONS OF
vs.	)	THE FEDERAL SECURITIES LAWS
)
INPHI CORPORATION, DIOSDADO P.	)	JURY TRIAL DEMANDED
BANATAO, NICHOLAS E. BRATHWAITE,	)
CHENMING C. HU, DAVID E. LIDDLE,	)
BRUCE M. MCWILLIAMS, ELISSA	)
MURPHY, WILLIAM J. RUEHLE, SAM S.	)
SRINIVASAN, and FORD TAMER,	)
)
)
Defendants.	)
)
)

Plaintiff Steven Kearny (“Plaintiff”), by and through his undersigned counsel, for his complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

NATURE OF THE ACTION

1. Plaintiff brings this action against Inphi Corporation (“Inphi” or the “Company”) and the members of Inphi’s Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(a), 78t(a), and U.S. Securities and Exchange Commission (“SEC”) Rule 14a-9, 17 C.F.R. § 240.14a-9, arising out of Inphi’s proposed acquisition by Marvell Technology Group Ltd. (“Marvell”) through its wholly owned subsidiaries Marvell Technology, Inc. (“HoldCo”), Maui Acquisition Company Ltd., and Indigo Acquisition Corp. (the “Proposed Transaction”).

2. On October 29, 2020, Inphi announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, each holder of Inphi common stock will receive (i) $66.00 in cash, and (ii) 2.323 shares of HoldCo common stock for each share of Inphi common stock they own.

3. On December 22, 2020, Marvell filed a Form S-4 Registration Statement (the “S-4”) with the SEC. The S-4 is materially deficient and misleading because, inter alia, it fails to disclose material information regarding: (i) the financial projections and financial analyses that support the fairness opinion provided by the Company’s financial advisor, Qatalyst Partners LP (“Qatalyst”); and (ii) Qatalyst’s potential conflicts of interest.

4. The stockholder vote to approve the Proposed Transaction is forthcoming. Under the Merger Agreement, following a successful stockholder vote, the Proposed Transaction will be consummated. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin defendants from conducting the stockholder vote on the Proposed Transaction unless and until the material information discussed below is disclosed to the holders of the Company common stock, or, in the event the Proposed Transaction is consummated, to recover damages resulting from the defendants’ violations of the Exchange Act.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

JURISDICTION AND VENUE

5. This Court has jurisdiction over the claims asserted herein for violations of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. §1331 (federal question jurisdiction).

6. The Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations in this District, or is an individual who has sufficient minimum contacts with this District so as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7. Venue is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as under 28 U.S.C. § 1391 because: (i) the Company’s principal executive offices are located in this District; (ii) one or more of the defendants either resides in or maintains executive offices in this District; and (iii) defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.

THE PARTIES

8. Plaintiff is, and has been at all times relevant hereto, a continuous stockholder of Inphi.

9. Defendant Inphi is a Delaware corporation, with its principal executive offices located at 2953 Bunker Hill Lane, Suite 300, Santa Clara, California 95054. Inphi’s common stock trades on the New York Stock Exchange under the ticker symbol “IPHI.”

10. Defendant Diosdado P. Banatao is Chairman Emeritus of the Board and has served as a director of the Company since December 2000.

11. Defendant Nicholas E. Brathwaite has served as a director of the Company since September 2013.

12. Defendant Chenming C. Hu has served as a director of the Company since August 2010.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

13. Defendant David E. Liddle has served as a director of the Company since July 2012.

14. Defendant Bruce M. McWilliams has served as a director of the Company since October 2012.

15. Defendant Elissa Murphy has served as a director of the Company since July 2015. 16. Defendant William J. Ruehle has served as a director of the Company since March 2017.

17. Defendant Sam S. Srinivasan has served as a director of the Company since May 2007 and Lead Director since February 2011.

18. Defendant Ford Tamer (“Tamer”) has served as President, CEO, and a director of the Company since February 2012.

19. Defendants identified in paragraphs 10-18 are referred to herein as the “Board” or the “Individual Defendants.”

20. Relevant non-party Marvell is a Bermuda corporation with its principal executive offices located at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda. Marvell’s common stock trades on the Nasdaq Stock Market LLC under the ticker symbol “MRVL.”

SUBSTANTIVE ALLEGATIONS

Background of the Company and the Proposed Transaction

21. Inphi is a fabless provider of high-speed analog and mixed signal semiconductor solutions for the communications and cloud markets. The Company’s analog and mixed signal semiconductor solutions provide high signal integrity at leading-edge data speeds while reducing system power consumption. Inphi solutions provide a vital high-speed interface between analog and mixed signals and digital information in high-performance systems such as telecommunications transport systems, enterprise networking equipment and data centers.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

22.     On October 29, 2020, Inphi announced its third quarter 2020 financial results, including record revenue of $180.7 million, up 91.8%, compared with $94.2 million in the third quarter of 2019. GAAP operating income was $6.2 million, compared to GAAP operating loss in the third quarter of 2019 of $10.9 million,. For the nine months ended September 30, 2020, revenue was $495.4 million, compared with $262.7 million in the nine months ended September 30, 2019. Defendant Tamer commented on the Company’s financial results, stating:

Despite unique macro challenges, Q3 of 2020 was another record revenue quarter for the Company. Our revenue grew 92% year-over-year for the quarter driven by strength in both our cloud data center and telecom markets. The organic portions of our business also grew an impressive 57% year-over- year for the third quarter. Our diversified product roadmap coupled with leading edge research development investments drove strong non-GAAP operating margin of 29.5% for the third quarter, further demonstrating leverage in our operating model.

23.     On October 29, 2020, Inphi and Marvell issued a joint press release announcing the Proposed Transaction. The press release states, in relevant part:

SANTA CLARA, Calif. and SAN JOSE, Calif., Oct. 29, 2020 — Marvell Technology Group Ltd. (NASDAQ: MRVL), a leader in infrastructure semiconductor solutions, and Inphi Corporation (NASDAQ: IPHI), a leader in high-speed data movement, today announced a definitive agreement, unanimously approved by the boards of directors of both companies, under which Marvell will acquire Inphi in a cash and stock transaction. In conjunction with the transaction, Marvell intends to reorganize so that the combined company will be domiciled in the United States, creating a U.S. semiconductor powerhouse with an enterprise value of approximately $40 billion.

Inphi has built a leading high-speed data interconnect platform uniquely suited to meet the insatiable demand for increased bandwidth and low power for the cloud data centers and global networks of the future. Inphi’s high-speed electro-optics portfolio provides the connectivity fabric for cloud data centers and wired and wireless carrier networks, just as Marvell’s copper physical layer portfolio does for enterprise and future in-vehicle networks. Combining Marvell’s storage, networking, processor, and security portfolio, with Inphi’s leading electro-optics interconnect platform, will position the combined company for end-to-end technology leadership in data infrastructure. This highly complementary transaction expands Marvell’s addressable market, strengthens customer base, and accelerates Marvell’s leadership in hyperscale cloud data centers and 5G wireless infrastructure.

Today’s machine learning and other data-driven workloads have expanded beyond the confines of the server and now span the entire cloud data center, making the software-defined data center the new computing paradigm. This trend drives hyper-connectivity

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

within the data center, putting electro-optical interconnects at the heart of the cloud architecture. In addition, the need for bandwidth between data centers continues to grow at astounding rates. Combined with explosive Internet traffic growth and the rollout of new ultra-fast 5G wireless networks, the importance of Inphi’s high-speed data interconnect solutions will only accelerate. The combined company will be uniquely positioned to serve the data-driven world, addressing high growth, attractive end markets – cloud datacenter and 5G.

Our combined scale will provide more resources and capabilities to continue to invest and better manage the rapidly ramping process technology costs. The transaction is expected to generate annual run-rate synergies of $125 million to be realized within 18 months after the transaction closes and is expected to become accretive to Marvell’s non-GAAP earnings per share by the end of the first year after the transaction closes.

“Our acquisition of Inphi will fuel Marvell’s leadership in the cloud and extend our 5G position over the next decade,” said Matt Murphy, president and CEO of Marvell. “Inphi’s technologies are at the heart of cloud data center networks and they continue to extend their leadership with innovative new products, including 400G data center interconnect optical modules, which leverage their unique silicon photonics and DSP technologies. We believe that Inphi’s growing presence with cloud customers will also lead to additional opportunities for Marvell’s DPU and ASIC products.”

“Marvell and Inphi share a vision to enable the world’s data infrastructure and we have both transformed our respective businesses to benefit from the strong secular growth expected in the cloud data center and 5G wireless markets,” said Ford Tamer, President and CEO of Inphi. “Combining with Marvell significantly increases our scale, accelerates our access to the next generations of process technology, and opens up new opportunities in 5G connectivity.”

Upon closing, Ford Tamer, Inphi’s President and CEO, will join Marvell’s Board of Directors.

Transaction Structure and Terms

Under the terms of the definitive agreement, the transaction consideration will consist of $66 in cash and 2.323 shares of stock of the combined company for each Inphi share. Upon closing of the transaction, Marvell shareholders will own approximately 83% of the combined company and Inphi stockholders will own approximately 17% of the combined company.

Marvell intends to finance the transaction with cash on hand, and additional financing. Marvell has obtained debt financing commitments from JPMorgan Chase Bank, N.A. The transaction is not subject to any financing condition and is expected to close by the second half of calendar 2021, subject to the approval of Marvell shareholders and Inphi stockholders and the satisfaction of customary closing conditions, including applicable regulatory approvals.

The S-4 Misleads Inphi Stockholders by Omitting Material Information

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

24. On December 22, 2021, defendants caused to be filed the materially misleading and incomplete S-4 with the SEC. Designed to convince Inphi’s stockholders to vote in favor of the Proposed Transaction, the S-4 is rendered misleading by the omission of critical information concerning: (i) the financial projections and financial analyses that support the fairness opinion provided by the Company’s financial advisor, Qatalyst; and (ii) Qatalyst’s potential conflicts of interest.

Material Omissions Concerning the Financial Projections and Qatalyst’s Financial Analyses

25. The S-4 omits material information regarding Marvell and Inphi’s financial projections.

26. For example, the S-4 fails to disclose net income projections for each of Marvell and Inphi.

27. Additionally, the S-4 fails to disclose the “Analyst Projections” utilized by Qatalyst for its analyses.

28. The S-4 also fails to disclose material information regarding Qatalyst’s financial analyses.

29. The S-4 describes Qatalyst’s fairness opinion and the various valuation analyses it performed in support of its opinion. However, the description of Qatalyst’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, Inphi’s public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Qatalyst’s fairness opinion in determining whether to vote in favor of the Proposed Transaction or seek appraisal.

30. With respect to Qatalyst’s Illustrative Discounted Cash Flow Analysis – Standalone Company, the S-4 fails to disclose: (i) the terminal value of Inphi; (ii) the inputs and assumptions underlying the discount rates ranging from 8.0% to 11.5%; (iii) the implied perpetuity growth rates

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

resulting from the analysis; (iv) Qatalyst’s basis for applying fully-diluted enterprise value to next twelve months NOPAT multiples of 20.0x to 35.0x; and (v) the fully diluted Inphi shares as of December 31, 2020 used in the analysis.

31. With respect to Qatalyst’s Illustrative Discounted Cash Flow Analysis – Pro Forma Combined Company, the S-4 fails to disclose: (i) the terminal value of HoldCo; (ii) the inputs and assumptions underlying the discount rates ranging from 8.0% to 10.0%; (iii) the implied perpetuity growth rates resulting from the analysis; (iv) Qatalyst’s basis for applying fully-diluted enterprise value to next twelve months NOPAT multiples of 20.0x to 35.0x; and (v) the fully diluted HoldCo shares as of December 31, 2020 used in the analysis.

32. The omission of this material information renders certain portions of the S-4 materially misleading, including, inter alia, the following sections of the S-4: “Opinion of Inphi’s Financial Advisor, Qatalyst Partners” and “Unaudited Prospective Financial Information.”

Material Omissions Concerning Qatalyst’s Potential Conflicts of Interest

33. The S-4 fails to disclose material information concerning the potential conflicts of interest faced by Qatalyst.

34. The S-4 sets forth:

Pursuant to a letter agreement, dated as of September 4, 2019, Qatalyst Partners provided Inphi with financial advisory services in connection with the Mergers for which it will be paid approximately $82 million (provided that the final actual fee will be, in part, based on Marvell’s closing share price at the time of the closing of the Mergers, and, accordingly, the final fee may vary significantly from this estimate), $5 million of which became payable upon delivery of its opinion (regardless of the conclusion reached in the opinion), and the remaining portion of which will be paid upon, and subject to, the completion of the Mergers.

Id. at 122. The S-4 fails, however, to disclose the specific calculation for the potential for Qatalyst’s “final fee [varying] significantly” from the $82 million currently estimated.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

35. Full disclosure of investment banker compensation and all potential conflicts is required due to the central role played by investment banks in the evaluation, exploration, selection, and implementation of strategic alternatives

36. The omission of this material information renders certain portions of the S-4 materially misleading, including, inter alia, the following section of the S-4: “Opinion of Inphi’s Financial Advisor, Qatalyst Partners.”

37. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Claims Against All Defendants for Violations of Section 14(a) of the

Exchange Act and Rule 14a-9 Promulgated Thereunder

38. Plaintiff repeats all previous allegations as if set forth in full.

39. During the relevant period, defendants disseminated the false and misleading S-4 specified above, which failed to disclose material facts necessary to make the statements, in light of the circumstances under which they were made, not misleading in violation of Section 14(a) of the Exchange Act and SEC Rule 14a-9 promulgated thereunder.

40. By virtue of their positions within the Company, the defendants were aware of this information and of their duty to disclose this information in the S-4. The S-4 was prepared, reviewed, and/or disseminated by the defendants. It misrepresented and/or omitted material facts, including material information about the financial projections, financial analyses that support the fairness opinion provided by Qatalyst, and Qatalyst’s potential conflicts of interest. The defendants were at least negligent in filing the S-4 with these materially false and misleading statements.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

41. The omissions and false and misleading statements in the S-4 are material in that a reasonable stockholder would consider them important in deciding how to vote on the Proposed Transaction or seek to exercise their appraisal rights.

42. By reason of the foregoing, the defendants have violated Section 14(a) of the Exchange Act and SEC Rule 14a-9(a) promulgated thereunder.

43. Because of the false and misleading statements in the S-4, Plaintiff is threatened with irreparable harm, rendering money damages inadequate. Therefore, injunctive relief is appropriate to ensure defendants’ misconduct is corrected.

COUNT II

Claims Against the Individual Defendants for

Violations of Section 20(a) of the Exchange Act

44. Plaintiff repeats all previous allegations as if set forth in full.

45. The Individual Defendants acted as controlling persons of Inphi within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Inphi, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the S-4 filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

46. Each of the Individual Defendants was provided with or had unlimited access to copies of the S-4 and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

47. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The S-4 at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of the S-4.

48. In addition, as the S-4 sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Transaction. The S-4 purports to describe the various issues and information that they reviewed and considered—descriptions the Company directors had input into.

49. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

50. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and SEC Rule 14a-9, promulgated thereunder, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants’ conduct, Inphi’s stockholders will be irreparably harmed.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor on behalf of Inphi, and against defendants, as follows:

A.

Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction and any vote on the Proposed Transaction;

B.	In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff;

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

C.

Directing the Individual Defendants to disseminate an S-4 that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading.

D.	Declaring that defendants violated Sections 14(a) and/or 20(a) of the Exchange Act, as well as SEC Rule 14a-9 promulgated thereunder;

E.	Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

F.	Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all claims and issues so triable.

Dated: January 29, 2021	WEISSLAW LLP
Joel E. Elkins

By: /s/ Joel E. Elkins

Joel E. Elkins
9107 Wilshire Blvd., Suite 450
Beverly Hills, CA 90210
Telephone: 310/208-2800
Facsimile: 310/209-2348
-and-
Richard A. Acocelli
BRAGAR EAGEL & SQUIRE, P.C.	1500 Broadway, 16th Floor
Alexandra B. Raymond	New York, NY 10036
810 Seventh Avenue, Suite 620	Telephone: 212/682-3025
New York, NY 10019	Facsimile: 212/682-3010
Tel: (646) 860-9158
Fax: (212) 214-0506
Email: raymond@bespc.com	Attorneys for Plaintiff

Attorneys for Plaintiff

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS